Filed by General Electric Company
Pursuant to Rule 425 under the Securities Act of 1933
And deemed filed pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Baker Hughes Incorporated
Commission File No.: 001-09397
Date: December 9, 2016

THOMSON REUTERS STREETEVENTS EDITED TRANSCRIPT BHI - Baker Hughes Inc Investor Meeting EVENT DATE/TIME: DECEMBER 08, 2016 / 02:00PM GMT

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DECEMBER 08, 2016 / 02:00PM GMT, BHI - Baker Hughes Inc Investor Meeting

C O R P O R A T E    P A R T I C I P A N T S
Lorenzo Simonelli General Electric Company - President and CEO, GE Oil & Gas
Martin Craighead Baker Hughes Incorporated - Chairman and CEO
Maria Claudia Borras General Electric Company - Chief Commercial Officer, GE Oil & Gas
Derek Mathieson Baker Hughes Incorporated - Chief Commercial Officer
Rod Christie General Electric Company - President & CEO, Turbomachinery Solutions, GE Oil & Gas
Mathias Heilmann General Electric Company - Chief Digital Officer, President & CEO, Digital Solutions, GE Oil & Gas
Kishore Sundararajan General Electric Company - Chief Technology Officer, GE Oil & Gas
Art Soucy Baker Hughes Incorporated - President, Products and Technology
Jody Markopoulos General Electric Company - COO, GE Oil & Gas
Uwem Ukpong General Electric Company - President & CEO, Surface, GE Oil & Gas

C O N F E R E N C E   C A L L   P A R T I C I P A N T S
Dan Boyd BMO Capital Markets - Analyst
Julian Mitchell Credit Suisse - Analyst
David Anderson Barclays Capital - Analyst
Scott Gruber Citigroup - Analyst
Colin Davis Bernstein - Analyst
Waqar Sayed Goldman Sachs - Analyst
Cliff Ransom Ransom Associates Inc. - Analyst
Andy Kaplowitz Citigroup - Analyst
Kurt Hallead RBC Capital Markets - Analyst

P R E S E N T A T I O N

Lorenzo Simonelli - General Electric Company - President and CEO, GE Oil & Gas

Good morning, everybody. Welcome to New York and also welcome to the webcast and welcome to the new Baker Hughes, a GE company. And today, we’ve got a packed agenda, so we are going to get going in this nice, modern room, which really is, I think, a good occasion to showcase what the new Baker Hughes, a GE company is going to look like.

As you look at the agenda, we’ve got a number of the leadership team from both Baker Hughes and GE that will be coming up here to really showcase how we’re moving forward, how we are continuing to develop the ideas around the new Company, and also become the product servicing leader within the industry.

So we will get into it straight away. And really, I thought it would be apt to just describe why we like this deal so much. And we truly think this is a transformative deal for the industry. It provides a fullstream technology provider for the customers.

As I’ve been going out and Martin has, we have been speaking to customers. And we are able to go from extraction all the way below the mud line all the way to the refinery and provide capabilities across the industry.

We are combining the strengths: great brands, great technology, great services portfolios. And it’s 2X the scale when you look at the coverage that we are going to be able to have and also the capability that we provide our customers.

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DECEMBER 08, 2016 / 02:00PM GMT, BHI - Baker Hughes Inc Investor Meeting

A blended leadership team bringing the both from the two Companies, and GE’s digital capability. And we’re going to get into that as we go through the presentation, but really understanding how data analytics provides the next productivity and the next sphere for this industry. And significant synergies that we’ve walked you through before, but we will give you more details on actually how we achieve those.

A little bit of background on the transaction. We shared this with you before. But again, this is the bringing together of two great companies: GE Oil & Gas and Baker Hughes. The new Company: 62.5% owned by GE, 37.5% owned by the Baker Hughes shareholders. And the Baker Hughes shareholders benefit from a $7.4 billion cash dividend during the transaction.

It’s going to be a joint leadership team, again bringing the capabilities of oilfield services with what GE has from a process standpoint, equipment, and services. It’s going to have a nine-member Board, with Jeff Immelt as the Chairman and Martin Craighead as the Vice-Chairman of the Board and myself heading up the new Baker Hughes. We are very excited about the opportunity and we think there’s great financial returns for the investors as we go forward.

So what have we been doing since the announcement of October 31? There has been broad understanding of the industrial logic and a huge amount of appreciation and acceptance of the benefit that this transaction can provide customers and shareholders.

We have been giving more information around GE Oil & Gas, providing more updates. And this is really the continuing theme of today’s update as well, being able to provide you more insights on how we go forward together as one.

We’ve hosted a specific oil and gas event and we have also started to showcase some of the digital capabilities at Minds + Machines in San Francisco, where we announced also the collaboration with BP and some of the new capabilities that we are providing them to drive productivity.

The integration, which we will update you on, is firmly underway with a team already set up. And the regulatory process is being conducted and started and proceeding accordingly, as we anticipated.

So what are we creating here? The new Baker Hughes is a fullstream capability. We are a unique company in the industry that will be able to go from the drilling evaluation stage to the completion production, as you look at the LNG pipeline solutions, and all the way through refinery.

And the foundation of this, with digital capabilities, sensors, meters, utilizing data analytics. You hear about the fourth industrial revolution, the aspect of using data to drive a reduction in waste, increase the productivity. That’s what we’re going to be able to do.

And if you think about the terms that we have been using -- full stream, molecule to megawatt -- what we’ve got within this portfolio is the capability to truly help our customers. And that’s what we’ll go through.

And that’s what we are looking to do. We are looking to create the productivity leader in the oil and gas industry. You’ve seen the benefits of the portfolio. And as we go through this presentation, you will actually hear how we are going through the commercial innovation.

What are the new types of offerings that we can provide our customers -- the digital transformation, the way in which we utilize data analytics. And then also technology. There is a strong foundation within both Companies around a history of technology.

And we can utilize the GE Store really to provide greater capacity to the Baker Hughes tools to differentiate in the industry. And operations. So you will get a full coverage of this. And we are really driving better outcomes for our customers.

If you look at return on investment: cost per barrel, faster cycle times. We know that that’s what the industry needs. And that’s what we’re focused on. And again, very encouraging news from the industry and also from the customers as we have been going out and telling our story.

So with that, it’s my pleasure to bring up to the stage the current Chairman and CEO of Baker Hughes, Martin Craighead, to give his perspective on the industry and also how we see this transaction from a Baker Hughes perspective.

So Martin, over to you.

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DECEMBER 08, 2016 / 02:00PM GMT, BHI - Baker Hughes Inc Investor Meeting

Martin Craighead  - Baker Hughes Incorporated - Chairman and CEO

Thanks, Lorenzo. All right. Good morning, everybody, and thanks for joining us here this morning. I’d like to address a couple of areas that I hope will provide some context for why this combination makes so much sense. And how it will create value amid the vast changes that we expect our industry to witness or endure over the coming years.

As part of this overview, I will offer some thoughts on how the market is evolving, how this will influence customer behavior, and what those customers are telling us that they need from their services and equipment providers.

In the ensuing presentations, you are going to hear specific examples of how the new Baker Hughes will meet those needs by helping customers overcome the challenges that they continue to face. And this is a very important point, because this merger is rooted in what we anticipate customer behavior to evolve.

So while the prospects for a market recovery has certainly improved, and indeed we are seeing the elements of that as we speak, we are still going to be subject to intense short-term volatility. If anything, commodity prices are oversensitive today to any new information on supply-demand, spend, CapEx budgets, rig count, activity changes -- you name it. And we are seeing it. Again, last week is a great example.

These more sudden spikes and drops in commodity prices are a function of the changing landscape of oil and gas production that we have observed as a result of the rise of the North American shale producer. And I would put forward that, in aggregate, this group behaves like the world’s largest marginal producer -- not swing producer, marginal producer. And the speed in which this producer can add or remove barrels is meaningful to the market, and, as we’ve seen again over the last several weeks, can bring immense volatility.

With this backdrop, it’s even more critical than ever for operators to find ways to navigate the sudden peaks and valleys of commodity price movement, achieving more stability for themselves, greater resiliency for themselves, and greater predictability for yourselves.

I think it’s fair to say that in spite of the fact that we’ve seen some successful examples over the years with regards to production volumes, efficiency gains, the industry as a whole has not been successful in achieving one of the most fundamental metrics for long-term value that you know better than I is return on invested capital.

For example, during the growth cycle of 2009 to 2014, integrated companies and NOCs marginally, during the growth cycle, exceeded their return on cost of capital by around 2 to 3 points, while our North American independent operators during that same period actually underperformed by 4 to 5 points. This subpar performance during the industry’s, again, growth cycle, paired with the expectation for continued uncertainty that I mentioned previously, customers and accordingly their investors rightly are concluding that unless they find a way to operate fundamentally differently, they are going to continue to deliver subpar returns.

So let me turn to what’s behind these metrics. And it starts with broad-based, frankly, inefficiencies that exist across the whole oil and gas ecosystem. Here’s an example. There’s 1.5 trillion barrels of proven reserves under the ground in the world today, yet recovery rates for oil and gas on average can be as low as 10% or less in the target-rich environments like the deepwater and the shale plays.

And some would say, well, the recovery rates can reach 50% in some basins around the world, and that is true. But the vast bottom line is that a substantial volume of proven resource is being left behind pipe.

So while reserves have clearly become more difficult to access and the complexity of how the resources are developed has continued to increase and the inefficiencies from the myriad of contractors involved will continue to fall short of acceptable returns unless something is done fundamentally different.

Now, look, I’m the first to acknowledge and brag at times about how this industry has made tremendous progress over the last 10 years because, frankly, the role of technology and the role of Baker Hughes and companies like GE Oil & Gas are at the forefront of making that happen. But even with these improvements, the current industry results, be it resource recovery, uptime performance, or delivering projects on schedule, would be considered unacceptable in most other industries.

So moving that efficiency curve by just a handful of points is worth not billions, but trillions of dollars to our industry and billions of dollars to the people who can figure that out. This demonstrates that there is a clear need for an equipment and services provider and digital partner who can help our customers close these efficiency gaps and turn them into productivity gains.

In fact, I believe the industry is moving beyond simple cost discussions to tackle sustainable structural improvements by focusing on the broader topic of productivity. And you are going to hear more about this today.

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DECEMBER 08, 2016 / 02:00PM GMT, BHI - Baker Hughes Inc Investor Meeting

Turning now to what we are hearing today from our customers, I’d like to share this with you. A couple of points. Number one: customers are fundamentally looking for a step change -- not incremental, step change -- in productivity that can change the economics of how they develop their assets.

Now, whether this is delivered in the form of a lower cost for manufactured products or from improvements in drilling efficiencies to automation, for example, or by developing more intelligent tools and leveraging data mining, they don’t really care. Customers are looking for intelligence on how to structurally improve their project economics.

And there’s another subtle point. With the scarcity of capital that’s being allocated to exploration, asset performance management has taken on a heightened importance for our customers. We are seeing goals today within our executive leadership, within our customer community, around production efficiency improvements and even ultimate recovery percentage improvements as E&P customers strive to do more with the assets that they already have. The bottom line for a technology company like Baker Hughes is that the unit cost for oil and gas production has to improve.

The second point I’ll share with you from our customers: they are looking for ways to differentiate themselves in a world that’s increasingly hard to differentiate in as geological risk has been removed from the equation as a result of these unconventionals. And as such, they are looking for a better experience with their service provider.

And this isn’t a soft, touchy customer experience I’m talking about. This is taking the form of customers experimenting with new well construction and production models, reaching out to explore new digital capabilities, actually going outside the industry for ideas that might be applied to their business. And finally, thinking through novel commercial arrangements.

In short, there’s an opportunity for growth through a new wave of innovation in this cycle and a growing demand to couple this with dramatic overhaul in how we think about customer experience.

With these trends as a backdrop, the evolving direction of Baker Hughes is put in perspective. In the last six months, we have restructured the Company, taking out significant costs. We have moved towards a more asset-light model to improve return on capital for ourselves, as confirmed with our recent announcement on pressure pumping. We have redoubled efforts on new products and innovation, and we have created growth opportunities by broadening our sales channels.

All of this has positioned us extremely well for the next chapter in our story and the impact we want to have for our customers and our shareholders. And that next chapter is Baker Hughes, a GE Company.

Now, one of the many reasons I’m so confident in the value creation potential of this combination is that I had a rare and unique opportunity, if you will, to look under the hood of GE Oil & Gas over the last several months. And I was blown away with the complementary benefits from the technology as well as from the GE Store. I see an opportunity to create a company that, frankly, has never existed in this industry.

The question is: Do you want to be a part of that? And again, it’s a result of the unparalleled technology, portfolio, and its product, its geographic, and its revenue stream diversity that’s going to make Baker Hughes far better than anyone to be better positioned for this industry’s cyclicality as well as bringing to bear better and more sustainable returns on capital.

Today, as we promised, we are going to give you a first look at some of the possibilities that a fullstream portfolio service provider can achieve and what we can do to become the productivity leader in this industry. The power of broad digital capability and what access means to an extraordinary technology portfolio that the broader GE can provide.

So with that, again, I want to thank you very much for being here. Thank you for your attention. And I’d like to invite Maria, Derek, and Rod to the stage.

Maria Claudia Borras - General Electric Company - Chief Commercial Officer, GE Oil & Gas

Thank you, Martin. Good morning. I am Maria Claudia Borras and I am the Chief Commercial Officer for GE Oil & Gas. I joined GE 2 years ago, and before, I worked
21 years for Baker Hughes.

So in this section Derek, Rod, and I will cover how we will realize the revenue synergies. We have identified different parts to drive value for the new Baker Hughes and for our customers. We are now on the position to reach a greater number of countries, which it means it will be closer to the customers. We will be able to leverage relationships and current market positions using the complete range of products, services, and technical expertise from each company.

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DECEMBER 08, 2016 / 02:00PM GMT, BHI - Baker Hughes Inc Investor Meeting

We will be the only company that can address customer challenges at the asset level. We believe that we could create a new approach combining the strength of Baker Hughes in technology and the strength of GE that brings in the supply chain and in the digital platform to deliver to the market more intelligent products and operational solutions that are more modular and flexible to reduce complexity for our customers.

As we go through our journey and the fact that we will have access to a bigger and intelligent installed base, we will be able to offer different commercial models with different value propositions, contractual models with performance, and aligned to our customer goals. Additionally, we will be able to provide outcome-based solutions beyond what is available today in the industry. And we will have the optionality to marry our capabilities in risk management, capital and operational, surface and subsurface technologies, and potentially move from CapEx to OpEx expense.

The new Baker Hughes will count with a unique advantage to leverage the GE scale of the geographical footprint and the ability to participate in the joint oil and gas. And moving to the power generation, electrical grid, and transportation would make as part of the conversation at a country level.

One of these examples is in West Africa, initiated by GE. We were able to bring our combined offering in power and subsea and able to deliver an integrated solution from gas to power. Now, with the new Baker Hughes, we will be able to deliver end-to-end solutions to help our customers to manage risk and to accelerate the time to market to monetize the stranded gas globally.

Additionally, we see $50 billion of projects in the next 5 years in petro economies, where national oil companies have bias to integration. And this is now a substantial opportunity that we have access to.

As we are seeing, North American unconventionals are the short-cycle supplier and have responded accordingly. This is evident in the growth in rig account activity that have seen increase in 23 of the last 27 weeks, with horizontal rigs now accounting for 81% of the total activity in the US.

Improvements in well placement and well completion techniques have driven increase in well productivity. Complexity of wells will continue to rise as we see longer laterals and more power to completion.

Flow of capital is projected to follow with North America’s spend, growing approximately 80% from now to 2018, with Permian growth outpacing orders. Further improvements are needed for the increase in supply to be materialized.

There is clearly a lot of attention from operators in this space. So now let’s explore how the new Baker Hughes can deliver value in this segment. Delivering value in unconventionals is all about improving the economics of the play by driving down the costs per barrel for our customers. Through this downturn, the cost per barrel reductions come from service cost reductions and high grading of assets. These are cyclical improvement in costs.

Our focus is drive sustainable structural costs per barrel reduction. We believe that this is what the customers want and what the industry needs, no matter what the oil price is. Historically, the unconventionals in North America has evolved through empirical trial and error models, creating a huge amount of unused data.

A new end-user analytic approach will help us to develop a more scientific way to use the data, where lesson learned could be applied faster and implementation of new technologies and capabilities could flatten the learning curve and reduce cyclical rates and costs.

Now I will pass it to Derek.

Derek Mathieson - Baker Hughes Incorporated - Chief Commercial Officer

So good morning. My name is Derek Mathieson; I’m the Chief Commercial Officer for Baker Hughes and also the integration planning leader on the Baker Hughes side for Baker Hughes, a GE company.

So let’s now take a look at the opportunity in deepwater and what the application of our fullstream portfolio could really mean. On the right-hand side of the slide are the areas where our Companies are active today. So we’re giving you a look under the hood.

In well construction, Baker Hughes is currently working on a new rotary steerable platform that will make a step change in both reliability and productivity for our customers. This platform is part of a broader 1-2-1 strategy for drilling services which Art Soucy will talk about later in the presentation and how this strategy could be accelerated by the GE Store.

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DECEMBER 08, 2016 / 02:00PM GMT, BHI - Baker Hughes Inc Investor Meeting

In subsea and subsea drilling equipment, GE have been working on a couple of transformative programs. The first, as you know, is in the area of BOPs, which has been the source of much of the NPTs in deepwater drilling over the last five or six years.

Their recent launch of a new outcome-based services model, following a major technology upgrade in this business, is redefining performance expectation in this area, seeking to eliminate this major source of NPT.

The second is in a broader program to improve the overall cost of designing and manufacturing subsea production systems. The use of new digital modeling tools in 3-, 4-, and even 5D is significantly improving the interaction with customer design teams and the overall efficiency of delivering and commissioning these systems.

In production and LNG, which Rod will talk about in a minute, GE has driven a major shift to long-term service contracts, facilitated by the development of complementary digital technology. This is one of the earliest examples of the digital twin concept in the oilfield, where real-time performance data, combined with a comprehensive digital model, can relate to innovative commercial contracts with our customers that are improving productivity significantly.

Lastly, access to capital financing provides more flexibility in commercial model development, easing the cost of capital effect for our customers in their project economics.

Now, if we look at the left-hand side of the chart, these capabilities added together represent an influence over 55% of the combined CapEx and OpEx lifecycles spend in deepwater projects. Now, this is the numerator of lifting costs or the dollar in the dollar per BOE equation.

To put this in perspective, this is 2.5 times more than the coverage of the current Baker Hughes portfolio. So what does this mean? What could application of these productivity enhancing projects actually mean for the outcomes of our customers in deepwater?

The graph here shows a representation of all major unsanctioned deepwater projects from earlier this year, with project economics adjusted to reflect the current oilfield services environment. The x-axis illustrates the peak production potential of the projects, and the y-axis represents the project breakeven lifting costs, or dollar per BOE, and the bubble size represents the commercial or 2P recoverable reserves.

So if you filter the marginal NPV-positive projects at today’s oil price, and I’ve taken the range between $35 and $45 breakeven lifting costs, so these are projects that are marginal today. This adds up to 11 billion barrels of oil equivalent of reserves, with a peak production potential of almost 2 million barrels per day.

Now, a 10% improvement in lifting costs or an additional $5 per barrel added to the project economics would significantly improve these marginal projects and increase the probability of project sanction. Accelerating, in our estimations, up to 200 billion of addressable market in deepwater from projects that are known today.

To put this challenge in perspective, a 10% improvement in project lifting costs for Baker Hughes today standalone would translate into a requirement for a 50% improvement in productivity during the well construction phase alone. That same 10% improvement in project lifting costs at our new fullstream company translates into an 80% productivity target over the project lifecycle to achieve the same economic results, something that we think is easily achievable.

In summary, we are confident that meaningful structural improvements in productivity can be achieved for our customers in deepwater, revitalizing activity in this sector, even in a lower-for-longer oil price environment.

With that, I will hand over to Rod, who will provide some more insight into the evolution and implementation of outcome-based services models. Rod?

Rod Christie - General Electric Company - President & CEO, Turbomachinery Solutions, GE Oil & Gas

Thank you, Derek. So I’m Rod Christie; I run the turbomachinery business for GE Oil & Gas. First, I just would reemphasize a little bit around what does the joint capabilities of Baker Hughes and GE coming together really mean.

You have seen many people in the space huddle together either in alliances or mergers to try and gain more insight across the value stream. When we talk about fullstream and we think of the value chain, we look not just at what we’ve talked about already with the ability to work between the different parts of the production cycle and project development cycle, but also the capability to look at demand creation through our Power business and get insight as to what’s going on.

When you look at the product and services capability of the combined Companies, it is unparalleled in this space. So from very early on in the reservoir development activities -- drilling, logging, through into thinking about production flow assurance activities -- these are integrated systems.

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DECEMBER 08, 2016 / 02:00PM GMT, BHI - Baker Hughes Inc Investor Meeting

You get into topside, you get into processing, gas processing, liquefaction, reinjection, transportation. These are all areas that we are involved in. It gives us a unique insight to how to help the customer maximize the value chain.

I can tell you from our experience already, just looking in pockets, we see huge advantage and opportunity. There are projects that I know that we’ve worked on already where we work with a customer around a very detailed technical specification. And as we go through that project, we become more and more aware that their development cycle and how they want to utilize the field and monetize the field -- probably there’s a better way to do it.

And working across the data and analytics and activities that the Baker team has with customers earlier on, we have, through feed and pre-feed and now a very enhanced pre-feed and feed capability, we can think about how to optimize CapEx and OpEx, how to basically engineer for the future to incorporate plug-in capability for maybe reinjection or for gas lift at certain locations, knowing more about the characteristics of the reservoir and what’s going to happen. And also how the customer is thinking about monetizing and developing the field. So that’s something that I don’t see anyone else in this space having the capability to do.

Once the assets are there, I think it’s really a tremendous opportunity for us because it’s a 30-, 40-, 50-year lifespan where the customer is looking to optimize their operation. Clearly, it’s something that you think of servicing a customer, and you go back 20 years and there was a very traditional model that we would sell parts and services and repairs. And we’ve moved that and enhanced that.

So from the mid-1990s, GE Aviation and Power started to really think about “how do you change the model in servicing?”. How do you make sure that you become more aligned with a customer? And how do you create more value for both the customer and for GE than you would have just by selling parts, services, and repairs.

So to give you maybe an idea of what we are talking about here, everyone here has a car. Let’s assume you’re all going to keep your car for 40 years. We are going to guarantee you that your maintenance cost, planned and unplanned, will be guaranteed.

You may want to drive your car fast and you want performance enhancements. You may be looking for more fuel efficiency. We will structure an agreement between us that if I can make your car drive faster, you have more fun. We can quantify that, and you share some of that enjoyment back with us. You will pay us for that.

Likewise, on the fuel efficiency, we will roll through technology. We will keep the technology -- we will keep your car up to date on technology and technology innovation as it becomes available. And we innovate in this space based on what you tell us is important to you.

And we look at it also with the data that we have from broadly across the whole of the fleet of cars that we manage with you and tell you how yours is performing, how you drive, what we can do if your car fails to start in the morning. Someone is sitting in the backseat. They come out and diagnose the problem. If they can’t fix it there and then, they can mobilize a whole team to do it at our cost.

It gives us a unique insight and perspective to bring us very, very close to our customer and innovate technology to drive productivity for us and for them in a combined way. It aligns us very, very closely. It makes the relationship very, very strong.

And even if you think at this point in time where this is really an unprecedented downcycle, where customers have substantially reduced CapEx, substantially digging and eating into their OpEx budget, through the last 12 months, we have increased the contractual backlog for the turbomachinery business alone by over $1 billion. These are customers who are signing up with us for longer terms, that are extending the terms. They are signing up new contracts because they understand the value of a much more aligned and engaged technology supplier and services supplier than they would ever have had before.

Traditionally, it started with rotating equipment. And you see, obviously, gas turbine technology. But then we moved into transportation, and the same principle can be applied in transportation.

We have brought it into the drilling space. Derek talked about the activity we have been done in -- we have been working on BOP reliability. We have also brought CSAs into there in a leasing structure where we can help the customer with the asset, the optimization of the asset. We get much more information about how it’s utilized, how do we make it better, how do we make it better for them, and how do we share in that benefit.

And then how do we take that technology and put it in a new product that we send back the out into market to differentiate our products? So this is something we feel very, very strongly about. It’s a differentiated product, services products, which absolutely makes us aligned with our customers.

And already we see opportunity with the Baker team. Clearly, there’s rotating equipment that Baker has. There’s some opportunities there, but also in the drilling services and solutions services business.

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DECEMBER 08, 2016 / 02:00PM GMT, BHI - Baker Hughes Inc Investor Meeting

Today it’s mainly a transactional activity. We can think about how we would change that to a campaign base. How would we stay with the customer and think about metrics around completion efficiency, about drilling -- the actual drilling activity and optimizing that.

Improving the interface between us and their teams on a longer-term basis by having consistent teams and improving the operational rigor in cycles. And ultimately also the EHS performance. And then looking at how we design standard completions and utilize more standard completions for the future.

Underpinning all of this is really the ability to drive and collect data. And the equipment and the activities of both Companies create huge amount of data. And that allows us to start looking at mega trends, fleet activity, variance. We’ve talked a little bit about digital twin, understanding where equipment is varying from its design standards. And that tees beautifully into what we are doing around digital industrial.

So with that, I say thank you and welcome Mathias Heilmann to the stage.

Mathias Heilmann - General Electric Company - Chief Digital Officer, President & CEO, Digital Solutions, GE Oil & Gas

Good morning. Thank you very much. So ladies and gentlemen, my name is Mathias Heilmann. I’m the Chief Digital Officer for the Oil & Gas business. I lead a team, and together with the team, we do care about building software that matters to our customers.

And for me, that means bringing operational technology, OT -- hardware, sensors, and software technology, modern type software technology -- together so that we create outcomes for our customers that ultimately, as you heard from [Martin], Lorenzo, Rod, Derek, reduces the dollar per unit produced.

Today I want to cover four topics with you. I want to give you a little bit of more detail, and you’ve heard this already throughout the presentation, around the blueprint of digital transformation within GE. And how we can utilize [that] expertise, those learnings, those capabilities in the new Baker Hughes.

Second, I will outline why it matters and what it means for our customer from an outcome perspective as we deploy those technologies. What does it mean for the bottom line?

Third, I will touch upon why this all means something for industrials, but also why industrials are best qualified to lead the digital industrial transformation in the world. Our combination of engineering talent, our deep expertise in the domains, both from the Baker Hughes side as well as from GE, qualifies us to lead and drive this digital transformation for the oil and gas industry.

And then fourth, I will touch upon why we are so excited about the marriage between GE Oil & Gas and Baker Hughes. And what it means for the upstream business as we are transforming and migrating our digital capabilities into the Baker Hughes portfolio.

Let me start with why digital is so critical to drive productivity. Over the years, we have done lots of programs in our own business in GE. We have 490-plus facilities across the globe, and from lean Six Sigma to business process reengineering, ERP deployments, we’ve done them. Not just once, probably a couple of times.

And we believe is that the data that we can capture from the equipment that we are using in our own processes ultimately enables us to not just have incremental small step productivity improvements, but make a step change in the way we can run and drive efficiency in our operations.

On the left side here, you see we are using digital in our own operation. We are eating our own food, so to say. And Rod touched upon this. We have extended our digital footprint with our customers, moving to the second part, especially around the CSAs, these contractual service agreements, where we have taken a stance: you, customer, share your data of how the assets that we provide to you perform in your business processes.

And in turn, we can promise and guarantee you productivity improvements that matter, reliability improvements for the mission-critical assets that are being deployed in the processes of our customer base.

And then third, we have now deployed and developed a solution, Predix, our industrial operating system, that GE overarchingly is using not just in Oil & Gas, but in Aviation, Healthcare, Power and Renewables. Where we have put together components of technology that help us to accelerate and efficiently deploy digital solutions in our own four walls, in the four walls of our customers, but also for the industry. And that’s how we feel we can open up completely new revenue streams, completely new business models.

And then ultimately, the outcome is better outcomes for our customers. Happy customers are customers that come back and order more, which ultimately then translates in a true value creation for our shareholders. And that’s why it makes all the difference.

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DECEMBER 08, 2016 / 02:00PM GMT, BHI - Baker Hughes Inc Investor Meeting

What we have learned on that journey -- and just to be clear on this one is we are not starting today. We have started six years ago on that journey, where we as a business embraced digital capability to drive new business processes.

First of all, and Lorenzo touched upon this a couple of times, it’s around data analytics. The key learning in our business was when we turned these machines on and when we captured data in second intervals, it becomes a rather large data set.

So our engineers, our software engineers, our engineers in the product companies, had to work on compression algorithms, filtering algorithms, sensor technology to actually make sure that it just doesn’t become a garbage-in, garbage-out type of proposition. But that we capture relevant information, filter and clean it up appropriately so that the analytics that we run upon that data truly matters and make a difference.

Second, we also learned is, yes, computing power in the world is getting faster and faster and better and better. But especially for mission-critical applications, in Rod’s business, for example, in gas turbines, it requires us to bring computing power not just to the cloud, but also extend it back to the asset of the individual piece of equipment -- that’s what we call Edge -- towards the physical asset.

So that we need to be able to compute and drive analytics not just in a cloud-based environment, on your smartphone, on your iPad, in a remote office location, but close to the individual equipment so that we can protect the assets, we can condition one or two of the assets, and if need be, we can also control the asset. And we have to make sure that this is all secure.

Third, we learned it is good to look back and do analytics based on data that you have captured. But it’s way better to look forward and make predictions about the behavior of your assets in the time to come. That would ultimately drive the value.

So the creation of physics models, first-principal engineering models, is truly a differentiator in our concept of digital transformation. And I’ll touch upon this a little bit later, one more time, to give you a little bit more insight in what it means for us and how complicated it is and what it actually means if you get really full steam into this.

And if I take all three things is we looked around and ultimately came to the conclusion is we have to build technology. Predix allows us to deploy technology faster and at a level of cost that is at the lowest possible point with the highest amount of reuse.

So Predix within GE is our industrial operating system that is not only being used in Oil & Gas, but it’s used into our Power business. It’s being used in the Renewables business and our Aviation business because we came to the conclusion when it comes to data analytics, the capability to transform and act at the edge and also driving digital engineering twins, whether it’s for a jet engine or a gas turbine, there are a lot of common things where we just have to avoid to reinvent the wheel.

And Predix is our technology, our platform, that allows us to reuse components over and over again and then bring it forward to our customers. It’s a microservice architecture that helps us to also - from a design and UX prospective - to drive adoption with our customers. Because at the end, for us it’s important that not only a few amount of folks are using analytics and digital twins, but we need to open it up to a wide range of users, from a field service technician to a manager in a plant to ultimately, a CEO, a COO who can utilize the technology.

And if you build up least means, nobody will touch it and look at it. And with Predix, we have a technology which is based on cloud that allows you to access the data and make decisions based on your smartphone and your iPad.

So here is Predix and the way we look at it, especially in the context of Baker Hughes. It is ultimately the single pane of plaid of where we are bringing data together, most importantly equipment data, but we are also expanding it into production data, we are expanding it into logging and valuation data.

And also having a view that if we can bring in reservoir information and combine it with the performance data from the equipment, we will be able to generate insights for our customers, for us, so we can advise customers to drive ultimately significant improvements around productivity and ultimately bottom-line impacts.

The way we looked at Predix was also is we didn’t want to make it the closest. It is not something that is just proprietary to GE. So we built it upon the concept of an open-source componentry.

So we were using Cloud Foundry and Apache type technology. There are lots of people outside of GE are using. But we have enriched and enhanced capabilities with unique components that you only get on Predix, one of which, for example, is our time series and data graphing capabilities that are purpose-built for an industrial business that cares about asset productivity.

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DECEMBER 08, 2016 / 02:00PM GMT, BHI - Baker Hughes Inc Investor Meeting

And Martin addressed this just a little bit ago. Asset performance management is one of the core capabilities that we truly care about. And with the acquisition of Meridium, where today it’s certainly clearly a category leader in that specific segment where we have capability around asset performance management that allow us to tremendously drive productivity for our customers going forward.

Second, we have now also extended our capabilities around service enhancements and workflow management because once you have insight, you typically want to act upon it. And you don’t want to just pick up the phone or take an actual spreadsheet or send an email.

We have now seamless integration of analytics into a workflow, back into an SAP or ERP system, that allows you to drive inside and productivity within the entire value stream of your IT environment.

When it comes to our ecosystem, we have now a range of partners from the industry, like Reliant, like Technip, that work with us to drive digital transformation either in a country, like India, or in an environment, like in the design and operate collaboration with Technip, so that we are enhancing and making digital transformation a truly an industry family that allows us not just from within GE but also expand the scope above the GE and beyond the GE equipment into non-GE pieces of equipment. Because true productivity improvement in a business has to cover all types of different assets that come to mind.

So now you might ask yourself is what kind of outcomes can we expect? And Lorenzo touched upon BP, and I want to give you a little bit more touch and context around our deployment of Predix and the asset performance management solution that we have jointly worked on with BP, which is live right now as we speak in the Gulf of Mexico. And to give you an idea of the scope and the size and the scale of this kind of deployment.

It’s a solution that is aiming to drive safety and reliability of the offshore equipment that is being deployed across 33 platforms of BP. Drive safe operating limits, observe safe operating limits, share knowledge around safe operating limits, and drive reliability not just for one, but across a harmonized set of platforms.

Because today, the observation was that all these businesses, even though they are part of the bigger business, pretty much operate in silo. With Predix and APM in the BP environment, we are now able to provide the single pane of glass, whether it’s in Kazakhstan, Azerbaijan, Africa, or the Gulf of Mexico or in the North Sea, at any point of time. And you can compare the performance of one platform to the other. So we are looking at excursions and anomalies and we are driving jointly together data analytics to predict maintenance events and avoid non-productive time occurrences.

From a scale perspective, we’re talking, as I said, 33 platforms, give or take 400 to 600 different assets, and these could be assets that are coming from GE as well as from other suppliers. So in a total range, give or take, 16,000 assets that are being connected, 20 million techs, which is going to be the largest deployment of APM so far in the world. So the amount of data that is being captured is just tremendously.

What is the outcome? The estimation of BP is that for every percentage point of operating efficiency improvement, they will be able to add $100 million to the bottom line. And we feel confident as a joint team, as partners, that we can drive productivity not just by 1%, but 2% to 4%.

So ultimately, you’re looking at a $400 million bottom-line impact for BP. That’s what matters. That’s where digital transformation truly makes a difference in the world of our customers and for us.

If I take this to the industry, at the new Baker Hughes, we believe we can do this, as Lorenzo mentioned, across the fullstream. Whether it’s in the downstream world, in the midstream world, or in upstream, reliability matters across the entire oil value chain.

Non-productive time is something that our industry deeply cares about. Remote operations is something that our industry cares about, and with digital technology, we are now able to actually tap into the benefits of remote monitoring.

Production optimization, yield management, recovery factor optimization, getting more out of the assets that are being used is a third component where we see tremendous value. And we do have use cases already today in the Middle East, in South Africa, and in South America that ultimately prove that digital technology can drive higher yield recovery.

Within the oilfield service industry, you have lots of field service technicians out there. Utilizing ServiceMax to enable field service technicians with the relevant information at the right point of time to take the right spare parts to the accident or the incident that they are going after is the next level of a use case that we are now tapping into with Predix.

And then finally, I mentioned Technip. Ultimately, the cost of a large project is being designed in the early stages of the project. Starting early on with digital twin capabilities in the design phase, coming up with a model that allows us to represent what that operation will ultimately come up to, will drive the next use case.

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DECEMBER 08, 2016 / 02:00PM GMT, BHI - Baker Hughes Inc Investor Meeting

In summary, our estimate is that we can tap into a $200 billion industry productivity pool by 2020. Massive type of productivity improvement in our hand. And with Predix, the digital capabilities, the domain expertise of GE, the domain expertise of Baker Hughes, we will be able to lead that transformation going forward.

So the value is in the digital twin. I’ve tapped into this a couple of times. In the end, as we learned out of these CSAs, we learned from the exercises in Aviation as well as in Healthcare that if you can represent the physical asset as it is in the world of digital, and you create these process variables and you capture the ultimate actual data and compare it to where you want this asset, this piece of equipment, to perform, then you can create insight and you can create recommendations that allow you to drive to better performance.

And we are now, with Baker Hughes, have the capability to transform and migrate those capabilities into the Baker Hughes product portfolio. For example, the 30,000 artificial lift systems or the drilling tools. And this work can start now. Overall, in GE, we have seen reliability improving 3% to 15%. Bottom line: these are significant dollars that we can add to our customers’ profit.

And finally, to the vision. If we extend digital capabilities from GE, combine them with the domain expertise from Baker Hughes, we feel, especially in upstream, where non-productive time is a topic, we see on average 12% to 20% reliability challenges where equipment based on operator performance, equipment based on material outages or equipment just because we are operating it out of scope is stopping processes and operations.

If we can drive reliability to the same extent as we have done it in the GE part of the business, we can see 20% to 30% reliability improvement across the board, which will in turn then for the industry add $15 billion of an opportunity to the bottom line.

So with this, ladies and gentlemen, I’ll rest here. And Art and Kishore will give you an outlook in the technology part of what excites us about Baker Hughes as well as the GE business. Thank you very much.

Kishore Sundararajan - General Electric Company - Chief Technology Officer, GE Oil & Gas

Good morning. My name is Kishore Sundararajan. I’m the Chief Technology Officer for GE Oil & Gas. Today Art and myself will take you through very specific examples through which we will demonstrate some of the technology capabilities we have together and why it matters to the industry.

Looking at this portfolio, we call this the fullstream portfolio. I get excited with the underlying technology. I could talk about this all day long, but I’m not here to get you guys to sleep.

When I look at Baker Hughes, when I look at the industry and when I look at GE, there are a few common elements that stand out. All of us are driven by the same needs:
to meet safety, quality, and cost. And technology is an enabler to meet these requirements.

And as we look to the future and see the market recovery, another factor comes into play. And we call this agility, which is the ability to be flexible and more responsive through market cycles. And technology helps with this. When we combine the know-how that Baker Hughes and GE bring together, we see the possibility to deliver to all these requirements in a very different way.

Art will walk us through a couple of specific examples here.

Art Soucy - Baker Hughes Incorporated - President, Products and Technology

Thank you, Kishore. Good morning. I am Art Soucy; I’m the President of Products and Technologies for Baker Hughes. Let me give you a couple of practical examples of how Baker Hughes and General Electric will be stronger together in the technology space.

And I’m going to start with additive manufacturing because it’s one of the things that excites me the most about this opportunity because additive manufacturing is changing the world. It is not just the most significant advancement in manufacturing capability in all of our lifetimes, it is having a profound impact on our design function.

Additive manufacturing allows our design engineers to think in a dimension previously limited by our ability to actually manufacture the solutions that they wanted to dream up. The result: additive manufacturing enables more complex, much more capable designs that are actually easier to manufacture at a significantly lower price point, at a fraction of the lead time. And because it’s a bundled approach, and I’ll tell you what that means in a minute, it actually has a significant improvement in reliability and quality.

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DECEMBER 08, 2016 / 02:00PM GMT, BHI - Baker Hughes Inc Investor Meeting

Let me give you an example on a screen of this manifold check valve. That manifold check valve, if designed to traditional manufacturing capabilities, would have been 25 different individual components that would have been designed, assembled, and tested.

Now think about the human intervention when you have that many components coming together. That manifold check valve is downhole as we speak in one of our wireline platforms. And it was printed, if you will, as one integral component. This is game-changing capability. This is game-changing technology.

Now, at Baker Hughes, we have invested what we could afford over the past few years, and we have invested $11 million to acquire 5 machines and spent a lot of money on material qualifications. Material qualifications is often the long hole in the additive manufacturing development because you really have to qualify the material a machine at a time.

So we did what we could. I’m proud to say that we have 32 components downhole today. All represent significant cost reduction and a much more lean or shorter development lead time.

Now let’s focus on what General Electric has in this GE Store. Let’s look at what they have invested. GE has invested $1.5 billion over the past few years and they have done another $1 billion in acquisitions to vertically integrate to some of the more capable OEM manufacturers, the equipment manufacturers, in the world.

And more importantly, they have moved beyond the component level and they have started to think about additive manufacturing from a platform perspective. So that advanced turboprop right there was redesigned in the interest of cost and productivity, weight reduction, because it matters a lot in that sector.

And they were able to eliminate 845 parts via additive manufacturing. That, ladies and gentlemen, is how you do a step -level change in productivity, reliability, quality, and agility.

Now let me move to what Derek was alluding to: our 1-2-1 strategy. And let’s look at what it takes to be the productivity leader in drilling. And let’s look at it through the eyes of agility.

Now, let me baseline you an important data point. If you look at the top four service companies in 2015 and 2016, the top four service companies collectively spent $3.12 billion on severance cost alone. As the market melted down, shedding people takes a human toll, of course. It’s also painfully expensive and very slow in certain parts of the world, and it really slows your ability to react to the market.

Ironically, when the market comes back, rehiring those people will govern your ability to grow. That’s because we are the people-intensive sector for the operators. And our business models are highly dependent on highly skilled labor.

Herein lies the opportunity. Here’s where we have to turn to technology to change the model, and that is exactly what we are doing. We are evolving an entire new platform for our drilling -- MWD, LWD systems. We call it 1-2-1. Let me tell you what that means.

We want a platform that requires one tool at every rig. Today, we have twice that -- not just us, but all of our competitors, too. Why? We have not been able to demonstrate aerospace reliability at the rig. So we need backup tooling in case something goes wrong. Our customers are insistent on it.

So you could argue that we have twice the installed fleet that we actually need to generate the same amount of revenue. Two people at every rig -- today we have twice that; in some places around the world, we have three times that. And then those people have to have one-year experience to interface with our tooling. Today, it’s three times that.

So when we achieve 1-2-1, our installed base could go down by 50%. We can have half the people required, which will help us through the cyclical nature of this market. And the experience base acquired when we go to recruit will be substantially less because we have dumbed down the user interface with these tools and we have brought a point-and-click mentality to it.

Now, to bring 1-2-1 to life requires all new sensor, all new electronics, particularly high-temperature and high-pressure electronics, and a whole new analytical capability that we have invested in. If you go to our Celle, Germany Center of Excellence, you will see we have invested $100 million in multimode chip capability, circuit manufacturing, and sensor manufacturing. And we are very, very proud of it.

But ladies and gentlemen, that pales in comparison to what other industries have spent evolving that same technology. Industries like aerospace, industries like medical, industries where GE has a strong, strong position.

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DECEMBER 08, 2016 / 02:00PM GMT, BHI - Baker Hughes Inc Investor Meeting

So when we get to look inside of this GE Store, we are finding what’s in there will fundamentally accelerate this innovation cycle and deliver products to market that would have taken us infinitely longer to build. We are really excited about it.

Kishore Sundararajan - General Electric Company - Chief Technology Officer, GE Oil & Gas

Thanks, Art. Let’s dream a bit here and set a vision for where we want to go here. Lorenzo touched on this, Martin touched on this, Mathias has touched on it, and Art.

When we look at this, we can go towards what’s called autonomous drilling. When you look at the combination of GE and Baker Hughes, the strengths of GE are in robotics, are in controlled platforms, and digital. Combine that with Baker Hughes trends in drilling tools and services. Now we have the most complete platform to start dreaming about drilling automation.

And why does this matter? It matters because it reduces the dependency on an aging workforce and expertise. And as the market recovers, it will be a limitation for the market recovery trying to recover all those people back.

The platform also moves drilling from today an art form to a science. And this is a big industry changer, and this is where what we can achieve together as Baker Hughes and GE.

Everything that Art and I have touched on so far leverages the GE Store. Using the GE Store allows us access to all investments GE makes across all GE businesses. I just want to touch on three examples here.

When you look at the combination of investments in robotics and healthcare, particularly around sensors and software, we can start delivering inspection services in a whole new way to the industry, reducing cost of inspections, raising safety, and making it more flexible and agile.

Systems modeling -- this is a practice that has been in place for about 30 years in the aerospace industry. If we borrow these learnings, we can look at systems holistically in the oil and gas space, reduce cost, and reduce weight.

And material science -- this is a space that gets me excited. This is at the heart of GE. Nobody does this better than GE. We have more than 3,000 scientists pushing the boundaries of new materials. Let me give you an example.

Gas turbines, which Rod touched on. Today, some of our high-efficiency gas turbines are operating at temperatures well above melting point of steel. We can do that with our material science know-how. That’s what helps us to keep the gas turbines operating safely and reliably today.

In closing, what I would like to leave you with is between Baker Hughes and GE, we have some of the best people in the industry. Together and accessing the GE Store, I think we have the opportunity to make a difference in the world.

With that, I will invite Jody. And thank you for your time.

Jody Markopoulos - General Electric Company - COO, GE Oil & Gas

Good morning. I’m Jody Markopoulos; I’m the Chief Operating Officer of GE Oil & Gas. I’m a 23-year veteran of the General Electric Company, spending about 18 years in supply chain operations in the energy industry. So I’m here today to share with you an update on where we are with our operational synergy opportunities found in the supply chain.

To best share some of those opportunities, I think it starts with a deeper understanding of exactly what is the digital thread. Mathias mentioned this term, and really in its simplest form, the digital thread is about people, it’s about process, and it’s about data.

It’s about using that data, analytics, and applications internally to drive operational efficiencies across the design-to-customer fulfillment process. We collaborate across these disciplines of commercial to engineering, IT, and supply chain to use the data to extract productivity, to improve quality, and to deliver cost competitiveness, both inside these functions and across them.

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DECEMBER 08, 2016 / 02:00PM GMT, BHI - Baker Hughes Inc Investor Meeting

The subsea team use model-based engineering to both structure and validate a new design. They went from a 2D to a 3D model and used digital twin. When they did that, they designed this tree not only for its technical competence, but for its assembly manufacturability. This made the assembly process not only safer for our employees, but faster, and allowed us to take out over 80% of our rework defects.

In sourcing and services, we have used data lake technology and attribute analytics to find similarities and/or differences. In sourcing, we developed and applied our first
Big Data concept by ingesting three years of purchasing data or over 40 million global transactions.

Using that data, we not only reduced our supply base, but we created an at-your-fingertip app on your phone that allows our buying team to collaborate across five different product companies in Oil & Gas. This gives them real-time information to negotiate or drive fulfillment with our supply base, and it has enabled over 4% of external material deflation.

We recently took the Big Data concept to our installed base. In a three-month period, the Bently product line of Digital Solutions ingested 16 years of installation data. And they developed and applied use cases to uncover $24 million of hardware and software upgrade and service opportunities.

These are just a few of the examples of how we’ve put the digital thread to work. The Big Data approaches shown here we can leverage and help utilize in the new Baker
Hughes to help optimize our supply base.

From our initial comparisons of purchased material, we definitely see an opportunity to go deeper. 80% of our 2015 purchased material data by category has some similarities. Our approach is in delving into that transactional data and to focus on four main areas of opportunity optimization.

First, how will we achieve value from scale? It’s clear that between us, with over 50,000 suppliers identified, we will look to consolidate common spend with larger, better-performing global players to reduce execution and financial risks while still being flexible to support local content requirements.

Over the last 2 years, our individual efforts combined has reduced more than 15% of that base. Naturally, we will look to learn and lean into one another on our most critical: our top 20% of our spend. We will find areas where we can lean into the GE Store in common categories like PCBAs and electronics. This is over a $1 billion pool of spend across all of GE that we can help bring to bear.

The electronics COE, or Center of Excellence, as we call it, has not only helped us optimize our savings through consolidation, but it helps us create standard components, allows us to maximize our technical talent, and find design simplification opportunities. We will look closely at both our category and commodity overlap to continue to find more of these nuggets.

Productivity -- we will work together using the strength of both Companies to generate buyer productivity, using data and automation, long-term contracting, and standardizing our processes. We will grow this strong emphasis of working with product management to identify opportunities to increase our product competitiveness.

Using Big Data to compare technical attribute data, we can hunt for areas for standardization. We can apply should cost and value engineering tools found in both of our businesses to find ways to reduce cycle time and our cost to manufacture our engineered products.

Lastly, we will look at how to maximize how we deliver to customers through what and where we purchase material. 9% of our collective spend is on logistics. We will evaluate the mode model and lane utilization to improve costs and fulfillment, but also use that location data to consider our competitive advantage. We will take a fresh look at our facility capability and add our make/buy strategy to maximize our fulfillment to our customers.

Together, we have a presence in more than 80 countries, operating out of over 900 locations. We know that over 200 of those are in cities within a 50-mile radius of one another. We are laying out a three-pronged approach and a strategy to optimize the cost of these operations and ensure we utilize the best manufacturing technologies and skilled workforce to improve our responsiveness to our customers.

Roughly 30% of our footprint is stand-alone office space. We are taking a country and city approach to find those opportunities for colocation. We will prioritize to maximize our local presence while reducing our facility expenditures.

It starts, however, by building upon what we’ve found in common, which is a very strong culture of safety and lean. In Singapore, for example, Baker Hughes has doubled their output of their liner hangers in their completions business by ingraining lean principles down onto the factory floor.

By training and engaging the workforce in the use of lean, we can unlock productivity. With a similar lean approach in GE, harmonizing and deploying these operating practices and procedures will be part of our go-forward strategy.

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DECEMBER 08, 2016 / 02:00PM GMT, BHI - Baker Hughes Inc Investor Meeting

We have both been on similar journeys to position our core supply chain and service capabilities and skills regionally to serve our customers. In GE Oil & Gas, through our acquisition history, we have worked to refine our footprint, ensuring it’s designed to optimize not just the cost of those operations, how responsive they are to customers, but to also utilize the very best cutting-edge manufacturing technology.

We have taken an active approach to invest in technical skills and capability in what we call multimodal facilities. These are not just for our own specific products inside our Oil & Gas lines, but also with our GE peers. We call these facilities multimodal not just for the different modes of manufacturing skill, but also the multiple products they may serve.

For instance, we do light fabrication and assembly work with our peers in Renewables and Power. I machine in the exact same shops as Aviation and Transportation. I have multiple examples of where I am together with my GE industrial peers.

It’s working with those industrial peers that helps us go faster, to help us increase our technical depth, and to leverage a stronger workforce and supply base. But more importantly, it has helped us leverage and navigate in an industry downcycle. We will absolutely look for those multimodal opportunities inside the new Baker Hughes.

Manufacturing and repair with the most advanced technology and manufacturing techniques has been proven to be critical to serve our customers. Being able to introduce a product quicker with more reliability is the differentiator.

You heard both Art and Kishore talk about the introduction of additive techniques being a game changer. In Celle, the Baker Hughes facility has already productionized the use of additives and met aggressive lead-time requirements for their fast-track filters used in deepwater technology.

They have worked across engineering and as a team to produce a new optimized single-piece design in 10 weeks with increased filter area. It’s a real use case of productionizing and bringing additive manufacturing to life.

In our turbomachinery business, we invested in the next generation of technology to develop a concept that we call the brilliant factory. A turbomachinery nozzle is a complex part. It’s made from an investment casting. It has critical steps for its contour, its airflow, and its cooling requirements.

And it has many internal and external steps to manufacture this critical component, and it was resulting in much longer lead times than our customers expected.

Our team challenged the traditional concept of manufacturing and looked at bringing next-generation manufacturing technology to the forefront. As you can see in this photo, they optimized that flow line. They took out 10 operations done by 5 different suppliers all into 1 single integrated line. It machines, it welds, it de-burrs, it laser inspects, it cleans. It’s CMM. It’s the ultimate example of operational technology.

This line is real. It has just recently started up and it is a real example of wing-to-wing digital thread. It is the culmination of model-based engineering sent down to robotics automation, which is fully sensored and monitored. It collects data and it predicts its own preventative maintenance. It’s an ultimate example of a brilliant factory to which we can potentially look to replicate elements of.

We have already identified some potential use cases with Baker in both radial bearings and dowel components. Our objective is to harness our similar culture and merge the strong disciplines of both Companies to drive excellence. We will use data to unlock synergies and to differentiate our manufacturing and service capabilities to support our customers.

Now I would like to introduce Uwem to give you an integration update.

Uwem Ukpong - General Electric Company - President & CEO, Surface, GE Oil & Gas

Thank you very much, Jody. I joined GE a year ago today. Prior to joining GE, I was 22 years with Schlumberger. I started as a wild-eyed engineer, quickly moved to become a petrophysicist, a reservoir engineer. I ran OFS geographies as part of that role.

In 2011, I moved to run HR for oilfield services operations, responsible for over 100,000 Schlumberger employees at the time. My last role before joining GE was president of Schlumberger’s software business. In the last one year, I have run the surface product company for GE Oil & Gas and now I am in this integration role.

My colleagues have talked about this transaction and the value creation we are going to bring to this. In our role as integration, we are going to be the taskmasters to ensure we deliver on these revenue and cost synergies.

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DECEMBER 08, 2016 / 02:00PM GMT, BHI - Baker Hughes Inc Investor Meeting

The digital designs, the plans, the schedulings are all going to be the responsibility of us here. And when you look at the revenue synergies we’ve talked about, the enhanced capabilities around integrated solutions, the expanded or enhanced project scope, the new business models are the things that the integration planning committee or the integration planning team will have to be able to execute upon there.

So work has started. This week on Monday and Tuesday, 30 members of the core integration team came together in GE’s Crotonville leadership facilities, where we talked about what the pre-close activities would need to be before day one. What do we need to be able to deliver on day 1, on day 100? And what would be the detailed plans to be able to achieve all of this? In the two days in this facility, we built out a full detailed plan.

30 members of the team came together, as I said. By the end of the month, the team will be 150-people strong, full-time people dedicated to the integration process. We are going to be pulling from past integration experience. The Alstom integration which we just completed. We are going to be pulling resources from there, the Baker Hughes side, too, and I was also involved in the suite integration while in my previous assignment.

Governance is going to be key through this integration process. And the executive steering committee, led by Martin and Lorenzo, will be working with us to be able to discuss key decisions and expediency is going to be one of the key tenets of the steering committee moving forward. The regulatory process is underway and we are working actively with the different authorities to make sure we move forward with this process.

In integration planning, we have defined two work programs there. The first work program, around the strategic planning and the operating model, essentially saying what do we want the new Baker Hughes Company to be? How do we operate as this new Company? And how do we ensure we design ourselves to be able to take advantage of the synergies which we have put out there? This will be a quick process that will feed into the operating model and the organizational design moving forward, a key aspect.

And the second aspect is the key integration process itself, integrating across the key functions in HR, finance, IT, legal, supply chain, to mention a few. The regional integration which will be driving and discussing the interdependences between the functions, the regions, and executing on the action items in and within the regions, and the business integration leaders from both sides who will be working together to look for synergies between the Baker side and the GE side of the business. All of these teams coming together to be able to ensure we deliver on the value we say we are going to create as these two Companies coming together.

A key imperative of the integration which we have laid out is that we will take the best of the two Companies. And what I have highlighted here on the right-hand side are some of the key elements that we are going to be looking at or what we have seen so far.

So in health, safety, and environment, GE very strong in manufacturing safety, Baker Hughes very strong in safety when it comes to field operations. We do believe that bringing these two together, we will be able to set some new standards in HSE in the oil and gas industry here.

The customer focus and relationships was touched on by Maria Claudia Borras. We do believe that the two of us coming together, GE’s strong relationship with E&P companies at a very high level, the company-to-country relationships we currently have, with Baker Hughes’ operational contacts with the customer are things that we can bring together. Technology and innovation -- that was well handled by Kishore and Art.

What we are going to do here is really take advantage of the GE Store. And we have appointed a technologist/integration leader to be able to drive this element of the GE Store. And so we are going to try to work together and make sure that we provide a formidable company strong in technology moving forward.

On the services, we talked about the contractual service agreements, long-term service agreements after markets. Baker’s services, agility, speed, execution, operational integrity -- these, too, are going to come together. And we are going to see how we can take advantage of the models from both sides.

And finally, it’s going to be all about the people. Our ability to retain talent is going to be key in this integration exercise. On the Baker Hughes side: very strong in hiring field engineers, training and developing them to develop that technical capability.

On the GE side, leadership development is a very key strength on that side. And so bringing the two of them together, we do expect to be able to build a well-rounded
Baker Hughes, a GE company employee moving forward.

So with all of this together, if I had to conclude, I would say the integration team is going to work very hard to be able to create the customer value and the investor value. Execution excellence and expediency is going to be key: we do not have a lot of time in this process.

And definitely continuing to push and drive motivation across the teams is going to be a key aspect as we move forward by driving the culture of the new Company that we want to see. And that new culture starts with the integration group.

So with that, I will pass all that to Lorenzo to do the wrap-up there.

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DECEMBER 08, 2016 / 02:00PM GMT, BHI - Baker Hughes Inc Investor Meeting

Lorenzo Simonelli - General Electric Company - President and CEO, GE Oil & Gas

Thank you, Uwen. You can feel the excitement as we went through the presentations. And we are moving quickly towards really the culmination of a transformative transaction within this industry: the bringing together of two great brands, two great Companies.

As we look at the financials we shared with you before, and we feel very confident about being able to achieve the goals that we set out for 2018. We’ve gone through the way in which we achieved the synergies. We’ve gone through the way in which the Companies come together.

And this has been laid out there, and we can get into more details later in the Q&A. But again, we are moving very quickly in each of the areas on how we create this value creation and also a good investor story.

As we look at the business coming together, we look at this merger, I just want to conclude on a couple of points here. We are creating an unmatched fullstream capability. That term is going to become very well known within the industry and it really goes all the way from the extraction of the molecule to providing better benefit for our customers in the refining the movement of that molecule and end use.

We are creating productivity. That is the name of the game for the industry. It’s the name of the game that our customers are looking from us. And you’ve seen the examples of the way in which we can apply Big Data, technology, the GE Store coming together with what Baker Hughes has within the oilfield services space.

There’s going to be a disciplined capital allocation. It’s going to be investor friendly. It’s also going to be in line with the industry. And the integration is well underway. We are moving quickly, we are moving in the right direction, and we’ve got the steps planned towards a close, as we have mentioned before, mid-2017.

So with that, we are very excited about the future. We think this is a great opportunity for our customer base, also for our investors. And we look forward to bringing this as a reality as we go forward and bringing you along the journey as well. Today was an update on how we are progressing. And we will keep those updates coming as we go forward and work towards the close mid-2017.

So thank you very much for your time. With that, I’d like to bring Martin Craighead up to the stage and open it up to some Q&A. Thank you.

Q U E S T I O N  A N D  A N S W E R

Lorenzo Simonelli - General Electric Company - President and CEO, GE Oil & Gas

Okay, a number of hands going up straight away. So we will actually go around and take Dan Boyd. If you could, just mention your name and stand up, maybe, with the question and --

Dan Boyd  - BMO Capital Markets - Analyst

Okay, thanks. Dan Boyd, Bank of Montreal. So it sounds like a lot of your strategy relies around full-service integration, customer collaboration. And it sounds like the ability to generate value for GE/Baker Hughes is going to come from performance-based contracts.

One: did you see it that way as well? And if so, if customers accept your new strategy and adopt it, what percentage of your business could become driven by performance-based contracts?

Lorenzo Simonelli - General Electric Company - President and CEO, GE Oil & Gas

Okay, so I think everybody heard the question around performance-based contracts. Clearly, there is an aspect of this fullstream. As you look at the fullstream, though, the way in which we are bringing together the businesses is also uniquely within packages.

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DECEMBER 08, 2016 / 02:00PM GMT, BHI - Baker Hughes Inc Investor Meeting

So as you look at oilfield services and you look at drilling services, there’s going to be a package offering there that may or may not be performance-based. We will actually work with the customer, depending what they see as being a requirement from themselves. But what we are going to do is make that drilling service more efficient and more productive for them.

Also, as you move further down the value chain, we’re going to have an opportunity to integrate where there is an intervention and the completion on either an onshore or an offshore project. And that, again, if you look at some of the customers, what they are coming to us with today, we have been on the road meeting with them.

And where we were doing one activity with them -- let’s take topside, on the rotating equipment and providing them some of the compression -- now they are coming in saying: Well, with Baker Hughes, can’t you actually help me with the intervention?

And so it becomes an opportunity to actually leverage the brand recognition we both have and work with the customer to enable their project to go forward. So there are synergies and integrations that can happen there.

So yes, there is an aspect that’s going to continue from an outcome-based model, but it’s only one element. As you look at the fullstream, we are looking at it in each of the different packages. And we will have multiple ways in which we commercialize to our customers. And they have been very receptive to that as well.

Dan Boyd  - BMO Capital Markets - Analyst

(inaudible - microphone inaccessible)

Lorenzo Simonelli - General Electric Company - President and CEO, GE Oil & Gas

Yes. And also, if you look at where we do take risk on contracts, we have the expertise coming from also the heritage of the GE Finance on managing risk. We’ve had contractual service agreements in place in Aviation, in Power. So there’s a lot of knowledge. And what we are really going after is the incremental data analytics, retrieving that data and using that data to actually enhance the customer offering.

If you think about a blowout preventer, we introduced a contractual service agreement on a blowout preventer that had never been done before in the industry. You may ask yourself: Why had it never been done before?

Well, it seems rather logical that the OEM would know the blowout preventer’s performance better than somebody in the field operating it. But that knowledge from the Aviation and power hasn’t necessarily made all of its way through into the oil and gas sector yet. That’s what we are bringing, and we don’t think we will actually increase the risk exposure of the Company.

Julian Mitchell - Credit Suisse - Analyst

Julian Mitchell, Credit Suisse. My first question was around the Predix and digital sales. GE in the past has given some indication as to what they are today, what they should be firmwide in four years’ time. Can you give us those numbers for oil and gas? So how much of that $34 billion number in 2020 should be Predix or digital-based?

And then secondly, if I look at the numbers on page 46 around the decremental margins and so on, they are about 35% from 2015 to 2018, if you strip out cost-cutting/restructuring savings. If I look at your numbers from 2018 to 2020, the incremental is about 25%. So is that just rounding? Or is there something specific on price or mix that explains why the incremental should be lower than the decremental you have now?

Lorenzo Simonelli - General Electric Company - President and CEO, GE Oil & Gas

Okay. So let’s take one by one. And first of all, on the digital aspect on Predix -- and as you know, we have been growing the Predix line within GE now for a number of years. And if you look at the performance within Oil & Gas, we’ve got close to $400 million of orders that are based today within that Predix angle of digital as well.

And we are looking to continue to grow that at a double-digit rate. And you can see that with the BP example. And so you can anticipate that continuing at the double-digit rate basis as we go forward. A very big opportunity as we marry it with Baker Hughes in the oilfield services performance.

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DECEMBER 08, 2016 / 02:00PM GMT, BHI - Baker Hughes Inc Investor Meeting

On the second question, relative to the financials and the way in which you go from the 2018 to the 2020, remember what you’ve got coming through is the full synergized view of the cost synergies and also the revenue synergies coming through. And so I’m not sure I fully understood your question.

But again, you’ve got that profile and you’ve got the volume that starts to return also from a 2020 perspective, which you didn’t have there in 2018.

David Anderson  - Barclays Capital - Analyst

David Anderson, Barclays. In your $400 million in revenue synergies in 2020, could you articulate a little bit what are the two or three drivers that are in that revenue synergy? And maybe more importantly, what is not in that?

In other words, what’s the bulk case here? How do you get to, say, $800 million? Is it about maybe leveraging some of your sovereign relationships? Is it the industrial footprint? Maybe just expand how that gets to be a bigger number? Thanks.

Lorenzo Simonelli - General Electric Company - President and CEO, GE Oil & Gas

So as you look at within the synergies case of the -- again, if you look at the $1.2 billion on the cost side and then the $400 million of EBITDA from the revenue synergy, that is really associating with what we see as true linkages already today, from what customers have been telling us, with regards to the project opportunities of taking the tools and activities that oil and gas had and linking them in with what Baker Hughes has.

We’ve had an offshore project in the North Sea, that on the first day when we announced the transaction, quickly gave us a call and said: Okay, we’re doing this together. How much can we increase? And we had over $250 million of opportunity within the Baker Hughes products that we can actually incorporate into that contract.

That is how we are really looking at that synergy. What’s on top of that is the opportunity of Big Data. How do you go towards more of these outcome-based contracts? How do you actually enhance the offering? And we see that as a big opportunity, but it’s difficult to quantify at this moment. And so that’s why we’ve left it at really the nuts and bolts of what you can see within the $400 million today of associated services sales.

Martin Craighead - Baker Hughes Incorporated - Chairman and CEO

Let me follow up, if I could, David. One thing that’s not in that synergy number on the $400 million -- I think it would be something around the specificity of what going on in the Permian.

We estimate that a 1% improvement in an AutoTrak reliability would conservatively come to about 5 points of share in the Permian Basin alone. Now, in my 30 years in this business, 5 points of share is almost a career type of move in any product line on a scale the size of something like the Permian. 1% improvement in reliability with the operators in that Basin, whether it be Devon or it’s Concho and Oxy, would have just a massive revenue pickup.

I think what you saw here from Art and from Jody and from Kishore: a 1% improvement in reliability by reengineering these tools, by leveraging the data, is freakishly possible. Okay?

Scott Gruber - Citigroup - Analyst

Scott Gruber from Citigroup here. Lorenzo, I wanted to get your comments on capital deployment. Under your scenario of modest market recovery, if you hit your synergy targets, the free cash flow from the business is just going to be awesome. So what do you do with all that cash? Are there still holes in the portfolio that you look to fill? What’s the return of cash strategy? Some comments there would be great. Thank you.

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DECEMBER 08, 2016 / 02:00PM GMT, BHI - Baker Hughes Inc Investor Meeting

Lorenzo Simonelli - General Electric Company - President and CEO, GE Oil & Gas

I think it’s early days to start describing fully what we are going to be doing from a capital allocation perspective. And as we’ve indicated, it’s going to be an investor-friendly capital allocation as well as in line with what we see from an industry practice.

I think it’s also prudent as we get into this transaction with the volatility that has been in place within the industry to look at retaining some cash positions and let us work through that as we get into the transaction.

Colin Davis - Bernstein - Analyst

Colin Davis from Bernstein. I was just wondering, in the context of the CSAs and the performance-based contracts, are there any boundary conditions on that? At the ultimate extreme, is taking full subsurface risk and investing with your customers in the subsurface and fully integrating the development plan. Are there any boundary conditions in mind at this stage?

Lorenzo Simonelli - General Electric Company - President and CEO, GE Oil & Gas

So I think, first of all, it’s a journey that we are conducting with our customers. One of the things that we’ve said, which is very clear, is we are not in competition with our customer from an operational perspective. We are not a producer. And we see that very much being the place of national oil companies, independents, and also the IOCs.

But we will work with them with regards to marrying the intellect of the reservoir information with making sure we get the best outcome for them. So I think in that journey, we will have specific examples as they evolve.

Waqar Sayed  - Goldman Sachs - Analyst

Waqar Sayed, Goldman Sachs. I have a question about the competitive landscape. There’s at least one company that offers a number of the capabilities that you will be offering.

How does this combination stack up with them in terms of application of artificial intelligence, machine learning to the processes, as well as the 1-2-1 strategy that you are pursuing? Where do you stack up today versus what they are also doing? And then in terms of smart manufacturing?

Lorenzo Simonelli - General Electric Company - President and CEO, GE Oil & Gas

I let Martin jump in here in just a moment. But I think -- again, when you look at the competitive landscape, you’ve got to look at what we presented here today, which is on the data side and industrial operating system.

I don’t think there’s anybody else from the industrial side that actually has that and can point to examples within other industries and also industries outside of where GE plays that are actually utilizing it. So I think we’ve got, actually, a proof point where we are able to marry the data into outcomes that matter. And so we feel very confident in being able to take all of that GE Store capability and bringing it into the oil and gas sector.

And I’ll let Martin speak to it because he’s seen it. As he said, he’s been under the covers. And he can maybe give some perspective as well.

Martin Craighead  - Baker Hughes Incorporated - Chairman and CEO

I’d say, as it relates to -- let’s just take this utilization. As far as how it stacks up with the peers, look, we’ve used some words here: unparalleled. That’s the truth. It’s not just a fancy word; it’s the truth.

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DECEMBER 08, 2016 / 02:00PM GMT, BHI - Baker Hughes Inc Investor Meeting

You tell me. You study this industry. You stack up the capabilities. I go back to some of the things that I saw visiting Niskayuna and I saw technology that frankly cannot be paid for in the oil and gas service sector. On some of this hybridization, on some of the material sciences -- you heard it from Kishore and Art: it’s too valuable to have developed it solely on the economics of an oil and gas services industry. Do you follow me?

The materials that can withstand the melting point of steel -- we can’t afford that. Aramco, ExxonMobil, Petrobras, Occidental isn’t going to pay what it costs if we were to build that from the ground up. The fact that it’s built and researched at scale because of these other industries allows us to tap in.

And let me tell you another thing. I actually -- as much of wanting to understand the technology, I needed to make sure that the technology was accessible, that there were not these funky barriers -- personalities, cults, mindsets of what’s mine is not yours -- which big conglomerates can have, even a Baker Hughes, quote, conglomerate of product lines, can have. And I was amazed with the fluidity, with openness, with the expectations of sharing.

So one was seeing what I saw. The other was validating the fact that it works. And will it work for a company that’s also publicly traded? I have absolutely no doubt. We had technology people in Niskayuna, when we were in the middle of negotiations, forcing things on us prematurely, wanting to help, being fascinated with what Baker Hughes did.

The other thing I want to tell you as far as another very key metric, as it drives financial performance, as it leverages the GE Store, besides the materials science, is on this area, and Art and these guys talked to it and you brought it up on the 1-2-1.

You have been in this industry a long time. You’ve moved to a deepwater platform. You are going to have two or three tools that -- the customer is paying for that. That’s because, as Art, I think -- we have not reached the operating metrics of transportation industries, let alone aviation industries.

An AutoTrak today, if it spends, from the time it’s birthed to the time it’s scrapped, if it spends anywhere near 25% of its life below the rotary table, we are knocking it out of the park. Obviously, what these guys have done in some of these other heavy industrial energy sectors has moved that utilization 180 degrees the other way, where it’s only at the gate, if you will, 25% of the time. 75% it’s in the air. So the economics that you’ve grown up within this business, what’s acceptable, is about to really change.

Lorenzo Simonelli - General Electric Company - President and CEO, GE Oil & Gas

You were going to mention something as well?

Art Soucy - Baker Hughes Incorporated - President, Products and Technology

Well, just going back to the 1-2-1 strategy and let’s look at it from an additive manufacturing perspective. I told you we spent $11 million developing 32 components that are downhole today. We think that our competitive assessment -- that’s in keeping with what our competitors are spending in that space.

GE is $1.5 billion. There’s nobody that can come close to that. I’ve got three material engineers, metallurgists, working on material qualifications for additive manufacturing. GE has over 3,000 people capable of doing it. So the scale is staggering. With due respect to 1-2-1, there’s nobody -- we are on the leading edge of that. Without GE’s help, we feel like we are on the leading edge of that.

Now, if we can take our NWD next-generation platform and build a digital print of that, it will fundamentally accelerate the test and validation element of the product development, which is often the long-lead items in a typical product development. So we feel like this gives us a significant competitive advantage.

Cliff Ransom - Ransom Associates Inc. - Analyst

Cliff Ransom, Ransom Research. One very quick question and then one perhaps a little more difficult.

In other industries, who owns the data is becoming a headache. Tell us, please, how you solved that or whether there’s still steps you have to overcome. I sometimes joked with when GE buys things, that we really don’t know whether they are successful or not until after they fire the guy who was running the division, because of the scale of GE, which just disappears.

Can you share with us what your level-one KPIs are and what the metrics are going to be used to determine whether you are achieving them?

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DECEMBER 08, 2016 / 02:00PM GMT, BHI - Baker Hughes Inc Investor Meeting

Lorenzo Simonelli  - General Electric Company - President and CEO, GE Oil & Gas

Yes. So just on the first question, relative to data and also customers wanting to retain the ownership of the data, in fact, we work with many customers across the globe. And we work with them on the aspect of retaining the data, also allowing us to utilize it.

If you look at Predix, it actually segments it so that you can have it on on-premise or you can have it within your own cloud. So from a data security perspective, we are working through that with our customers. But we haven’t come across any real hurdles.

What we are looking for is the insights. It’s not so much the ownership of the data itself, and is this data just Customer X; it’s the insights that you have from that broader data pool which you are able to leverage across the customers. And that’s in cycle for them as well. But I’ll let also Mathias just jump in here and give some perspective, given that he has faced this with many customers.

Mathias Heilmann - General Electric Company - Chief Digital Officer, President & CEO, Digital Solutions, GE Oil & Gas

GE’s strategy in general when it comes to digital was from the get-go that the customer owns the data. Right? So that’s certainly unique in the industry compared to other cloud-based providers, where that is not as clearly spelled out. So our operating principle is the customer owns the data.

Now, that being said, as Lorenzo mentioned and as we have seen in the CSAs, when it comes to contractual service agreements, we very well expect customers to share performance data on the equipment with us. So, in turn, we can then guarantee outcomes like reliability improvements.

And as Lorenzo mentioned, there’s across the globe, whether it’s in the Middle East, whether it is in sovereign countries like in Asia PAC where data sovereignty is a challenge is we have cloud-based deployment in country, so we can overcome this. And we have never seen yet customers not willing to share the data with us because they have within Predix the capability to click it on or click it off.

Lorenzo Simonelli - General Electric Company - President and CEO, GE Oil & Gas

Just on the second aspect, so the aspect of integrations, acquisitions that have been done in the past, losing visibility. As you go into the new Baker Hughes, clearly the management team is going to be compensated on the results of the new Baker Hughes. And we will be setting those in place. And the metrics are going to be, as you would expect, on the margin performance, the revenue performance, the return on invested capital, the free cash flow generation.

And when you say that visibility has been lost, maybe in prior acquisitions you haven’t seen the visibility. But we retain KPI visibility on each of the acquisitions we’ve done historically, it be a Vetco Gray, where we have seen the performance improve tremendously from low-margin EBITDA perspective up to double digits over the course of the years we’ve had it. Likewise, a Wellstream.

So yes, we are a big company. Maybe you don’t see it, but we definitely from an internal perspective manage accordingly each of the teams. And we have an AIP, we call it, within GE that has been in place for the last two years.

Andy Kaplowitz - Citigroup - Analyst

Andy Kaplowitz, Citigroup. So the $600 million in cost synergies that you have in 2018 -- you talked about that you’ve gotten the integration teams together. It’s only been a month and a half since you announced the deal.

But you talked about 50,000 suppliers; that’s a lot of suppliers. So maybe talk about the $600 million in the context of is it mostly sourcing and then G&A? And is it low-hanging fruit from what you’ve seen here over the first couple months? How would you assess that?

And then, Martin, you talked about being blown away by the GE Store and the complementarity of the business. So maybe give a little more color on what blew you away. Is it the balance that it gives to your Company and the more long-cycle nature of the business that GE has? What is it that blew you away, specifically?

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DECEMBER 08, 2016 / 02:00PM GMT, BHI - Baker Hughes Inc Investor Meeting

Lorenzo Simonelli - General Electric Company - President and CEO, GE Oil & Gas

So just to go through the cost synergies in the $600 million, we actually profiled out how we were going to achieve the $1.2 billion as well in a prior presentation. And it really comes through a number of buckets. We feel very confident -- and I’ll let Jody jump in here as well with what she’s seen specifically.

But if you think about just on the materials side, the material buying, there’s a huge amount that we can go and look at that’s actually complementary. And you’ve got 80%
spend that actually interacts with each other that we can go and get deflation on.

Then there’s also on the rooftop side. You have seen the aspect of the geographies where in a city we’re within a 50-mile radius of each other and we can collocate. So those are areas where, as you look at the $600 million, that comes out very quickly.

Then there’s the longer term, when you think about some of the product reengineering and the product costs out, as you look at the rest of the cost synergies that will come through as you get to 2020. So we’ve got the teams in place. We have actually got a funnel that’s above the $1.2 billion. Clearly, we want to make sure that we deliver on our targets.

And you’ve seen the example in Alstom. We went out with a projection of the synergies and we have been able to increase that steadily as the visibility has increased.

But Jody, do you want to mention some?

Jody Markopoulos - General Electric Company - COO, GE Oil & Gas

Yes. As I mentioned before, 80% of that overlap is on all purchased material. So we have to think about that both in direct material purchases, which are going to go into our products and systems, as well as all the indirect expenditures that it would take us to run the operation. And so across that, there is over 50,000 suppliers identified between us.

We will look at that from the critical 20% of where the spend is into common categories, like I mentioned, with the electronics, roughly $120 million spend in Baker leaning into over $1 billion in terms of GE. We will look at that for raw materials, forgings, fabrications, things of that nature.

We’re also going to take a real fresh look at where we are buying that material against our footprint and look at where there is potential capability to look at those engineered products and see what we want to manufacture ourselves. But we are at the initial set, I’d say the starting line, here, getting into that transactional data. And we know, as we interrogated, that’s where it’s going to give us more work streams that we can go down.

Martin Craighead  - Baker Hughes Incorporated - Chairman and CEO

I’d say, too, just in the spirit of time, there wasn’t much that wasn’t very, very impressive. If I had to pick a few, though, it would be material sciences, it would be the digital industrial mindset, and thought leadership. A lot of people throw this artificial intelligence and machine learning. Then you ask them what they mean by it; they can’t tell you.

These guys can tell you. They are on the leading edge of being able to think of where it’s going. I need to be a part of that . I want to be a part of that.

But I think the easiest way to put it together is, as Art, I think, aptly mentioned: this just takes a lot of what we are already doing and takes us well ahead of what we could hope to do, even with the talents and the balance sheet that we have. This takes us much further, much, much faster.

Unidentified Audience Member

Lorenzo and Martin, good morning. I was struck by slide 19 on the deepwater opportunities. As we think about the revenue and EBITDA pro forma figures that you’ve put out there, is the new partnership more skewed to deepwater opportunities or onshore, in your opinion?

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DECEMBER 08, 2016 / 02:00PM GMT, BHI - Baker Hughes Inc Investor Meeting

Lorenzo Simonelli - General Electric Company - President and CEO, GE Oil & Gas

We wanted to give a good example of both the onshore and the offshore. As you look at the industry and you look at the long term, there’s going to be a need for deepwater and offshore, and we want to be able to play there. And we’ve got to drive productivity and help our customers there.

When you look at the balance of the business, we are going to have about 60% that’s going to be on the upstream side, and that’s going to be blended between the onshore side and the offshore side. You’ve got about 30% in the midstream and 10% in the downstream.

Within our financial profile, we are not assuming any big deepwater projects coming on very quickly. This is really an opportunity as we go forward into 2020, 2021, as these projects start to come back.

But we’ve got to address the productivity question now, and that’s what we’re going to be doing with our customers, because these projects are longer in cycle. But the resources that are there are going to be needed in the long term. So that’s the way we’ve looked at it, and we wanted just to share with you the way in which we can tackle that challenge that our customers have.

Kurt Hallead - RBC Capital Markets - Analyst

Kurt Hallead, RBC. Lorenzo, on the $400 million of revenue synergies, I’m just curious where you think you might be conservative in your baseline assumptions. And what doesn’t that include? What are you excluding from that revenue? Of all the things you’ve talked about here, what is not included in that revenue synergy number?

Lorenzo Simonelli - General Electric Company - President and CEO, GE Oil & Gas

So again, I’ll let maybe Derek also jump in here because I think we addressed some of it already. Again, when we looked at the revenue synergies, we are really looking at the way in which customers have already come to us and said within this project, within this field, how can we now start to bring together the capabilities of Baker Hughes and GE Oil & Gas?

So when you think about if we are on there from a compression standpoint, having oilfield services element, when you think about the drilling services, when we’ve got a rod lift system, these are the areas that really are lower-hanging fruit and just bring together the capabilities of the two Companies.

What’s not included in there, and we’ve mentioned before, is when you think about the digital opportunity, when you think about taking it to the optimization level and really some of the outcome based, that’s where there is an opportunity to go above and beyond.

And the customers are very receptive to those discussions, but it’s hard to quantify at this stage. Plus you don’t tend to give us credit for revenue synergies. So it’s an opportunity for us to continue to excel.

But I’ll pass it to Derek maybe to give some of the interactions he’s had.

Derek Mathieson - Baker Hughes Incorporated - Chief Commercial Officer

So a lot of the heavy lifting that we’ve looked at within the integration planning team so far is more on the geographical and customer matchup. If you look at the two Companies, we are active in about 80 countries around the world. In GE Oil & Gas, about 120.

So there are places where GE Oil & Gas work today that we don’t operate. And they are all doing hydrocarbon activities. So part of the first pass at this is to get a grip on the very tactical project opportunities that are out there today that we can think through how we make entry into that marketplace without the mobilization cost that we would typically have to look at to do that.

And Maria and I both gave you a little bit of a flavor for some of the broader addressable market opportunities that we see through 2020. And if you look at it internationally, the national oil companies actually have like a bias towards larger, more integrated projects as you go through 2020.

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DECEMBER 08, 2016 / 02:00PM GMT, BHI - Baker Hughes Inc Investor Meeting

Now, while Baker Hughes on its own has actually had some success in tackling these projects, we really feel that the fullstream capability that we bring to the table gives us much more potential to meaningfully act in that project area. And so far, there’s only a small portion of that addressable market that we have included in the revenue synergy tactic.

As Lorenzo has mentioned, the full-blown digital or internal productivity play is something that is not in it at all. So if you look at what Art said, in the 1-2-1 strategy, that acceleration of that capability in the market is not included in how that might transform market share in the space.

The third piece, which I talked a little bit on -- and there’s a lot of discussions, as you know, out there on deepwater -- we are starting to give you a flavor of all the things that we are working on in the small ways in different buckets within the two Companies. What I’ve tried to show today is that we believe we have a $5 per barrel advantage over the market hydrocarbon pricing today, bringing all this together in the fieldstream arena.

And what that would mean, based on what your opinion is for hydrocarbon inflation over the next few years, is we believe that gives us a time advantage over competitors in the space. So if you believe that deepwater is coming in the end of 2018, then we think that we are already active 6 months to 12 months before that.

So when I mentioned about revitalized, I think there is some clear focus in one of our highly technical marketplaces that we are going to have advantage in. And there’s very little of that baked into revenue synergies at the moment.

Lorenzo Simonelli - General Electric Company - President and CEO, GE Oil & Gas

So on behalf of the Baker Hughes team and the GE team, we want to thank you for joining us this morning. We are excited about what we have in front of us; transformative for the industry. And we look forward to keeping you updated. And again, mid-2017 is the projected close. And we will be getting information out to you as we proceed. Thank you.

D I S C L A I M E R
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Additional Information and Where to Find It

In connection with the proposed transaction between GE and Baker Hughes, Bear Newco, Inc. (“Newco”) will prepare and file with the SEC a registration statement on Form S-4 that will include a combined proxy statement/prospectus of Newco and Baker Hughes (the “Combined Proxy Statement/Prospectus”). Baker Hughes and Newco will prepare and file the Combined Proxy Statement/Prospectus with the SEC, and Baker Hughes will mail the Combined Proxy Statement/Prospectus to its stockholders and file other documents regarding the proposed transaction with the SEC. This communication is not a substitute for any proxy statement, registration statement, proxy statement/prospectus or other documents Baker Hughes and/or Newco may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE COMBINED PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, ANY AMENDMENTS OR SUPPLEMENTS TO THE COMBINED PROXY STATEMENT/PROSPECTUS, AND OTHER DOCUMENTS FILED BY BAKER HUGHES OR Newco WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the Combined Proxy Statement/Prospectus and other documents filed with the SEC by Baker Hughes and/or Newco through the website maintained by the SEC at www.sec.gov. Investors and security holders will also be able to obtain free copies of the documents filed by Newco and/or Baker Hughes with the SEC on Baker Hughes’ website at http://www.bakerhughes.com or by contacting Baker Hughes Investor Relations at alondra.oteyza@bakerhughes.com or by calling +1-713-439-8822.

No Offer or Solicitation

This communication is for informational purposes only and not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Participants in the Solicitation

GE, Baker Hughes, Newco, their respective directors, executive officers and other members of its management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the Combined Proxy Statement/Prospectus and other relevant materials when it is filed with the SEC. Information regarding the directors and executive officers of GE is contained in GE’s proxy statement for its 2016 annual meeting of stockholders, filed with the SEC on March 16, 2016, its Annual Report on Form 10-K for the year ended December 31, 2015, which was filed with the SEC on February 26, 2016, its Quarterly Report on Form 10-Q/A for the quarter ended September 30, 2016, which was filed with the SEC on November 9, 2016 and certain of its Current Reports filed on Form 8-K. Information regarding the directors and executive officers of Baker Hughes is contained in Baker Hughes’ proxy statement for its 2016 annual meeting of stockholders, filed with the SEC on April 11, 2016, its Annual Report on Form 10-K/A for the year ended December 31, 2015, which was filed with the SEC on February 19, 2016, its Quarterly Report on Form 10-Q for the quarter ended September 30, 2016 which was filed with the SEC on October 25, 2016 and certain of its Current Reports filed on Form 8-K. These documents can be obtained free of charge from the sources indicated above.

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Caution Concerning Forward-Looking Statements

This communication contains “forward-looking” statements as that term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995, including statements regarding the proposed transaction between GE and Baker Hughes.  All statements, other than historical facts, including statements regarding the expected timing and structure of the proposed transaction; the ability of the parties to complete the proposed transaction considering the various closing conditions; the expected benefits of the proposed transaction such as improved operations, enhanced revenues and cash flow, synergies, growth potential, market profile, customers’ business plans and financial strength; the competitive ability and position of the combined company following completion of the proposed transaction, including the projected impact on GE’s earnings per share; oil and natural gas market conditions; costs and availability of resources; legal, economic and regulatory conditions; and any assumptions underlying any of the foregoing, are forward-looking statements.  Forward-looking statements concern future circumstances and results and other statements that are not historical facts and are sometimes identified by the words “may,” “will,” “should,” “potential,” “intend,” “expect,” “endeavor,” “seek,” “anticipate,” “estimate,” “overestimate,” “underestimate,” “believe,” “could,” “project,” “predict,” “continue,” “target” or other similar words or expressions.  Forward-looking statements are based upon current plans, estimates and expectations that are subject to risks, uncertainties and assumptions.  Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements.  The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved.  Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, (1) that one or more closing conditions to the transaction, including certain regulatory approvals, may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the proposed transaction, may require conditions, limitations or restrictions in connection with such approvals or that the required approval by the stockholders of Baker Hughes may not be obtained; (2) the risk that the proposed transaction may not be completed in the time frame expected by GE or Baker Hughes, or at all; (3) unexpected costs, charges or expenses resulting from the proposed transaction; (4) uncertainty of the expected financial performance of the combined company following completion of the proposed transaction; (5) failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the proposed transaction or integrating the businesses of GE, Baker Hughes and Newco; (6) the ability of the combined company to implement its business strategy; (7) difficulties and delays in achieving revenue and cost synergies of the combined company; (8) inability to retain and hire key personnel; (9) the occurrence of any event that could give rise to termination of the proposed transaction; (10) the risk that stockholder litigation in connection with the proposed transaction or other settlements or investigations may affect the timing or occurrence of the contemplated merger or result in significant costs of defense, indemnification and liability; (11) evolving legal, regulatory and tax regimes; (12) changes in general economic and/or industry specific conditions, including oil price changes; (13) actions by third parties, including government agencies; and (14) other risk factors as detailed from time to time in GE’s and Baker Hughes’ reports filed with the SEC, including GE’s and Baker Hughes’ annual report on Form 10-K, periodic quarterly reports on Form 10-Q, periodic current reports on Form 8-K and other documents filed with the SEC.  The foregoing list of important factors is not exclusive.

Any forward-looking statements speak only as of the date of this communication.  Neither GE nor Baker Hughes undertakes any obligation to update any forward-looking statements, whether as a result of new information or development, future events or otherwise, except as required by law.  Readers are cautioned not to place undue reliance on any of these forward-looking statements.

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